Exhibit 99.1

Mountain Province Diamonds Receives Conditional Exchange Approval for Kennady Diamonds Listing

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, June 11, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce that the Company has received the conditional approval of the TSX Venture Exchange for the listing of Kennady Diamonds Inc. ("Kennady Diamonds").  The listing of Kennady Diamonds is being sought as part of the previously announced plan of arrangement ("the Arrangement"), pursuant to which the Company will transfer the wholly-owned Northwest Territories diamond property, the Kennady North project, to Kennady Diamonds.

Mountain Province President and CEO, Patrick Evans, said: "We expect to satisfy the remaining conditions prior to the end of June, following which we will set the record date (the date established for the purposes of determining the Mountain Province shareholders entitled to receive the distribution of Kennady Diamonds shares), the effective date (the date on which the Arrangement will become effective), and listing date (the date on which the shares of Kennady Diamonds will commence trading)."

Upon completion of the Arrangement, Mountain Province will transfer the Kennady North property and working capital in the amount of C$3M to Kennady Diamonds. Mountain Province will distribute 100 percent of the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamond share for every five shares of Mountain Province held by shareholders on the record date.

Patrick Evans added: "The proposed spin-out of Kennady North is intended to deliver greater value to Mountain Province shareholders by unlocking the value of this highly prospective Canadian diamond project. The transaction will also enable Mountain Province to focus on its flagship Gahcho Kué JV with De Beers while Kennady Diamonds focuses on advancing the 123 square-kilometer Kennady North project."

About Kennady North
The Kennady North project comprises thirteen leases and claims located to the west and north of the four leases controlled by the Gahcho Kué Joint Venture between De Beers Canada Inc. (51%) and Mountain Province (49%) located in Canada's Northwest Territories.

Exploration at Kennady North commenced in the late 1990's and resulted in the discovery of the diamondiferous Kelvin, Faraday and Hobbes kimberlites. The number of diamonds recovered from these kimberlites and the size-frequency distribution indicate that they may be of comparable grade to the 5034 (1.77 carats per tonne) and Hearne (2.10 carats per tonne) kimberlites at the De Beers JV. Exploration samples from Kelvin and Faraday returned a relatively large number of macro diamonds with the two largest being a 0.4 carat diamond from Faraday and a 0.09 carat diamond from Kelvin.

The known kimberlites at Kennady North do not explain all the kimberlitic indicators previously recovered from glacial till sampling. Exploration at Kennady North was suspended in 2004 when Mountain Province focused the Company's attention on the Gahcho Kué pre-feasibility and feasibility studies.

Exploration at Kennady North recommenced during 2011 with a 50-meter line-spacing airborne gravity gradiometry (AGG) survey over the entire 123.6 square kilometer project area. The survey identified 106 geophysical targets.  The Company recently completed a 560-line-kilometre total magnetic field (MAG) ground survey over all 106 geophysical targets identified by the AGG survey. The 39 high priority targets identified through the AGG and MAG surveys will be drilled as part of an upcoming summer drill program (approximately 20 drill targets) and 2013 winter drill program (approximately 20 drill targets).

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 11-JUN-12